BIOFUELS POWER CORPORATION
10003 WOODLOCH FOREST DRIVE, SUITE 915
WOODLANDS TX 77380

January 8, 2008
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Request for Withdrawal of Registration Statement on Form 10-SB Filed November 15, 2007 File No. 000-52912
Ladies and Gentlemen:

Biofuels Power Corporation, a Texas Corporation, (the “Company”) hereby respectfully requests immediate withdrawal of its Registration Statement on Form 10-SB (File No. 000-52912) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2007, together with all exhibits thereto.

The Company intends to immediately re-file the Registration Statement, together with updated interim financial statements as of and for the period ended September 30, 2007.

If you have any questions regarding this request for withdrawal, please contact John L. Petersen at Fefer Petersen & Cie, counsel for the Company, at +41 26 684 05 00.

Very truly yours,

BIOFUELS POWER CORPORATION

By:	/s/ Fred O’Connor
Fred O’Connor Chief Executive Officer